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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 29, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated April 29, 2004 PRELIMINARY FIRST QUARTER 2004 RESULTS

Buhrmann NV
For more information,
please contact:
 Buhrmann Coporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
Mobile phone +31 (0)6 537 400 76
ewold.de.bruijne@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    29 April 2004
Number    003

PRELIMINARY FIRST QUARTER 2004 RESULTS

  •
  Net profit* per share (fully diluted) up from EUR 0.02 a year ago to EUR 0.13 in the first quarter of 2004

  •
  Sales growth, margin management, and efficiency gains drive increase in net profit* to EUR 25.7 million in first quarter 2004 (first quarter 2003: EUR 5.1 million)

  •
  Sales for the Group increased organically by 2%—best performance in twelve quarters

*
Net profit before amortisation of goodwill (and exceptional items in 2003)

        On the occasion of the Annual General Meeting of Shareholders, Buhrmann issued preliminary figures for the first quarter of 2004.

        Net profit on ordinary operations before amortisation of goodwill and exceptional items was EUR 25.7 million compared to EUR 5.1 million in the first quarter of 2003, equating to EUR 0.13 per ordinary share versus EUR 0.02 in the first quarter of 2003. The increase in the Group's profitability reflected a combination of organic sales growth, margin management, and efficiency gains.

        Net sales for the first quarter totalled EUR 1,348 million compared to EUR 2,154 million in 2003. The difference is largely attributable to the sale of the Paper Merchanting Division (excluding Paper Merchanting first quarter sales in 2003 were EUR 1,443 million) and a significant translation effect, mainly caused by the fall in the average exchange rate of the US dollar to the euro.

        The Office Products North America Division reported 2% higher first quarter organic sales. The successful reduction of the Division's cost base, good margin management and substantial productivity improvements gave rise to a 15% increase in operating income in US dollar terms, fully in line with our expectations. In euro terms first quarter EBITA amounted to EUR 43 million. Sales at ASAP Software increased strongly while office supplies sales decreased by 2% organically, primarily due to an accelerated shift to private label products and softness in the furniture business.

        Developments within Corporate Express Europe were encouraging. The success of the UK reorganisation was confirmed by the positive sales trend on a sequential basis. Lower employment rates in Benelux and weak market conditions in Germany affected sales performance. Overall, the combined Office Products Europe and Australia Divisions reported 2% lower organic sales. A noteable impact of management action taken to address tough market conditions contributed to an increase in first quarter operating result to EUR 14.6 million.

2

        First quarter sales of the Graphic Systems Division increased by 27% on a comparable basis (i.e. organically and adjusted for the change in accounting guidelines with regard to the sales recognition) versus a very weak first quarter in 2003. Operating income improved from a loss of EUR 8.9 million last year, to a loss of EUR 0.6 million for the first quarter of 2004, although conditions in the professional graphic equipment market remain challenging.

        Financial statements for the first quarter and a detailed analysis of financial and operational developments will be published on Thursday, 6 May 2004.

        Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change-over to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division

Note to editors

        Mr. Koffrie's presentation will be available via www.buhrmann.com within the investor relations section under "Conference Calls and Presentations".

        A replay audio file will be available as of Monday 3 May via www.buhrmann.com within the investor relations section, under "Conference Calls and Presentations".

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks third. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

FINANCIAL CALENDAR 2004
Listing Ex-dividend	3 May 2004
Dividend payment	17 May 2004
Publication of first quarter results 2004	6 May 2004
Publication of second quarter results 2004	11 August 2004
Publication of third quarter results 2004	10 November 2004

3

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: April 29, 2004

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